18001485

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2018
Washington DC
408

FACING PAGE

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SEC FILE NUMBER
8-52257

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glaucon Capital Partners, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Carlton Drive
(No. and Street)

Mount Kisco (City) New York (State) 10549 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dawn D. Haye (914-666-4788)
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Montgomery Coscia Greilich LLP
(Name – *if individual, state last, first, middle name*)

2500 Dallas Parkway, Suite 300 (Address) Plano (City) Texas (State) 75093 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DB

yw

State of New York ) ss.:
County of Westchester )

## OATH OR AFFIRMATION

I, Dawn D. Haye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glaucon Capital Partners, L.L.C., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member
Title

Notary Public

CELIA M VALEZ
Notary Public - State of New York
NO. 01VA6332365
Qualified in Westchester County
My Commission Expires Nov 2, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**MONTGOMERY COSCIA GREILICH LLP**
972.748.0300 p
972.748.0700 f

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Members of Glaucon Capital Partners, L.L.C.

We have reviewed management's statements, included in the accompanying Glaucon Capital Partners, L.L.C.'s Exemption Report, in which (1) Glaucon Capital Partners, L.L.C. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "Exemption Provisions") and (2) the Company stated that Glaucon Capital Partners, L.L.C. met the identified Exemption Provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Montgomery Coscia Greilich LLP

**Montgomery Coscia Greilich LLP**
Plano, Texas
February 23, 2017

February 12, 2018

Glaucon Capital Partners, L.L.C.
Exemption Report Pursuant to Rule 17a-5(d)(4)

The undersigned, to the best of her knowledge and belief, states that:

1. Glaucon Capital Partners, L.L.C. has at all times during its most recent fiscal year relied upon the exemption from Rule 15c3-3 provided by Rule 15c3-3(k)(2)(i); and

2. Glaucon Capital Partners, L.L.C. has at all times through its most fiscal year, without exception, met the exemption from Rule 15c3-3

Glaucon Capital Partners, L.L.C.

Dawn D. Haye
Member

GLAUCON CAPITAL PARTNERS, L.L.C.
(A LIMITED LIABILITY COMPANY)

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FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES REQUIRED BY THE
SECURITIES AND EXCHANGE COMMISSION

---

YEAR ENDED DECEMBER 31, 2017

(WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM)

# CONTENTS

# MONTGOMERY COSCIA GREILICH LLP

972.748.0300 p
972.748.0700 f


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Glaucon Capital Partners, L.L.C.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Glaucon Capital Partners, L.L.C. (the "Company") as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information, including the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Montgomery Coscia Greilich LLP

**Montgomery Coscia Greilich LLP**
Plano, Texas
February 23, 2018


2500 Dallas Parkway, Suite 300, Plano, Texas 75093 | 300 Throckmorton Street, Suite 520, Fort Worth, Texas 76102 | 2901 Via Fortuna, Building 6, Suite 550, Austin, Texas 78746

## GLAUCON CAPITAL PARTNERS, L.L.C.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2017

| | |
|---|---|
| **CURRENT ASSETS:** | |
| Cash | $ 106,641 |
| Accounts receivable | 2,227 |
| Prepaid expenses | 8,969 |
| Total current assets | **117,837** |
| Total assets | **$ 117,837** |
| **CURRENT LIABILITIES:** | |
| Accounts payable and accrued expenses | $ 20,339 |
| Distributions payable to members | 2,720 |
| Total current liabilities | **23,059** |
| Total liabilities | **23,059** |
| **MEMBERS' EQUITY:** | **94,778** |
| Total liabilities and members' equity | **$ 117,837** |

The accompanying notes are an integral part of the financial statements.

**GLAUCON CAPITAL PARTNERS, L.L.C.**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | | |
|---|---|---|
| **REVENUES:** | | |
| Transaction fees | $ | 1,487,620 |
| Retainer fees | | 30,000 |
| Total revenues | | **1,517,620** |
| **EXPENSES:** | | |
| Registered representatives | | 476,700 |
| Finders' fees | | 203,621 |
| Professional fees | | 57,295 |
| Travel and entertainment | | 46,389 |
| State taxes | | 14,642 |
| Regulatory fees and other | | 13,626 |
| Internet and website | | 1,316 |
| Association dues and subscriptions | | 1,140 |
| Insurance | | 605 |
| Other expenses | | 1,276 |
| Total expenses | | 816,610 |
| **Net income** | $ | **701,010** |

The accompanying notes are an integral part of the financial statements.

**GLAUCON CAPITAL PARTNERS, L.L.C.**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | | |
|---|---|---|
| **BALANCE, BEGINNING OF YEAR** | $ | 109,764 |
| Add: Net income | | 701,010 |
| | | **810,774** |
| Less: Member distributions | | (715,996) |
| **BALANCE, END OF YEAR** | $ | **94,778** |

The accompanying notes are an integral part of the financial statements.

**GLAUCON CAPITAL PARTNERS, L.L.C.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ | 701,010 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Changes in operating assets and liabilities: | | |
| (Increase) decrease in accounts receivable | | 6,507 |
| (Increase) decrease in prepaid expenses | | (1,970) |
| Increase (decrease) in distributions due to members | | 2,720 |
| Increase (decrease) in accounts payable and accrued expenses | | 12,533 |
| Total adjustments | | 19,790 |
| Net cash provided by (used in) by operating activities | | **720,800** |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Distributions to members | | (715,996) |
| Net cash provided by (used in) financing activities | | **(715,996)** |
| **NET INCREASE (DECREASE) IN CASH** | | **4,804** |
| Cash at beginning of year | | **101,837** |
| **CASH AT END OF YEAR** | **$** | **106,641** |

The accompanying notes are an integral part of the financial statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Glaucon Capital Partners, L.L.C. (the "Company") is a Delaware limited liability company formed in December 1999 for the purpose of conducting business as a broker/dealer in securities. The Company's primary activities include acting as a private placement agent for entities raising capital in the private debt and/or equity markets, advising entities in establishing or modifying bank credit facilities, and assisting owners of entities in change-of-control or minority interest transactions. The Company enters into engagement letters with its clients, which describe the services to be performed.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company promptly transmits all funds and securities, does not hold funds or securities for customers and effectuates all financial transactions between the broker or dealer and customers through designated bank accounts.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT BANKING

Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Such investment banking transaction fees are recorded at the time the transaction is completed and the income is reasonably determinable. The Company does not transact or hold any securities on behalf of its clients.

REVENUE RECOGNITION

The Company enters into individual contracts with each respective client. It is therefore the Company's policy to recognize revenue in the period earned according to each contract agreement. Nonrefundable retainer fees are recognized as revenues when received.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES

The Company has elected under the Internal Revenue Code to be a Limited Liability Company. The owners of the Company are taxed on their proportionate share of the Company's taxable income.

The Company has adopted FASB ASC 740-10-25, Accounting for Uncertainty in Income Taxes. The Company will record a liability for uncertain tax positions when it is more likely than not a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company's evaluation on December 31, 2017 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2014 through 2017 tax years remain subject to examination by the IRS and certain states. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers its accounts receivable, which are customer obligations incurred during the normal course of business and are typically pursuant to legally binding contracts, to be fully collectible; accordingly, no allowance for doubtful accounts is required.

CONCENTRATION OF CREDIT RISKS

Concentrations of credit risk consist of cash maintained in banks and accounts receivable. The Company maintains cash with a quality financial institution. For short periods of time during the year, the cash balance may exceed the federally insured limit.

BASIS OF ACCOUNTING

The Company's financials statements have been prepared on the accrual basis of accounting.

ACCOUNTING STANDARDS UPDATES ISSUED BUT NOT YET EFFECTIVE

The Company is evaluating the impact of adopting the guidance issued by FASB outlining a single comprehensive five step model for entities to use in accounting for revenue arising from contracts with customers (ASC 606, Revenue from Contracts with Customers). The revenue standard is effective for annual periods beginning on or after December 15, 2017. The Company will adopt the standard using the modified retrospective method and does not believe that the implementation of the standard will materially impact the financial statements.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-l), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $83,582 and a net capital requirement of $5,000 (or 6 2/3% of aggregate indebtedness, whichever is greater).

There was no difference between the Company's net capital at December 31, 2017 as reported herein and the net capital reported by the Company in its FOCUS Report for the period ended December 31, 2017.

3. TRANSACTIONS WITH RELATED PARTY

The Company is 50% owned by Glaucon Capital, L.L.C., which is controlled by an individual. This individual receives a fee from the Company from time to time for special services rendered. For the year ended December 31, 2017, $130,000 in fees was paid to this individual. The Company is also 50% owned by an individual. This individual receives a fee from the Company from time to time for special services rendered. For the year ended December 31, 2017, $35,250 in fees was paid to this individual.

4. CONCENTRATIONS

The Company receives the majority of its revenues by providing specialized investment banking services to a limited number of clients. For 2017, net revenues generated from its top two clients represented 79% of the Company's total revenues.

5. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

6. SUBORDINATED LIABILITIES

There were no liabilities that were subordinated to the claims of general creditors at December 31, 2017.

7. MEMBERS' EQUITY

The management, control and direction of the Company and its operations, business and affairs is vested exclusively with its members pursuant to its Membership agreement. Additional capital contributions and distributions are made at the discretion of the members. Income and losses are allocated to the members in proportion to their respective sharing ratios. To the extent required by law, Limited Liability Company members shall not be personally liable for obligations of the Company.

8. SUBSEQUENT EVENTS

The Company evaluated events or transactions occurring after December 31, 2017, the balance sheet date, through February 23, 2018, the date the financial statements were issued, and determined that there has been no event or transaction which would impact the financial statements for the year ended December 31, 2017.

SUPPLEMENTARY INFORMATION

## GLAUCON CAPITAL PARTNERS, L.L.C.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2017

| | | |
|---|---|---|
| Members' equity | $ | 94,778 |
| Deduct members' equity not allowable for net capital | | - |
| Total members' equity qualified for net capital | | 94,778 |
| Add: | | |
| Subordinated borrowings allowable in computation of net capital | | - |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Prepaid expenses | | 8,969 |
| Accounts receivable | | 2,227 |
| Total non-allowable assets | | 11,196 |
| Net capital total before haircuts | | 83,582 |
| Haircuts on securities | | - |
| Net capital | $ | 83,582 |
| Aggregate indebtedness | | |
| Items included in the statement of financial condition: | | |
| Accounts and other payable and accrued expenses | $ | 23,059 |
| Total aggregate indebtedness | $ | 23,059 |
| Computation of basic capital requirement: | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ | 1,537 |
| Minimum dollar amount | | 5,000 |
| Amount required | $ | 5,000 |
| Excess net capital | $ | 78,582 |
| Aggregate indebtedness to net capital | | 27.59% |

There is no difference between the above computation and the Company's corresponding unaudited Part II of Form X-17 A-5 as of December 31, 2017.

See report of independent registered public accounting firm on supplemental schedules.

# GLAUCON CAPITAL PARNTERS, L.L.C.
# (A LIMITED LIABILITY COMPANY)

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## AGREED-UPON PROCEDURES
## RELATED TO SIPC
## ASSESSMENT RECONCILIATION

---

## YEAR ENDED
## DECEMBER 31, 2017

**MONTGOMERY COSCIA GREILICH LLP**
972.748.0300 p
972.748.0700 f

## REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of Glaucon Capital Partners, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Glaucon Capital Partners, L.L.C. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Glaucon Capital Partners, L.L.C.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Montgomery Coscia Greilich LLP

**Montgomery Coscia Greilich LLP**
Plano, Texas
February 23, 2017

**GLAUCON CAPITAL PARTNERS, L.L.C.**
**DETERMINATION OF SIPC NET OPERATING REVENUES**
**AND GENERAL ASSESSMENT**

**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | | |
|---|---|---|
| Total revenue | | $ 1,517,620 |
| Additions: | | |
| Other | | - |
| | Total additions | - |
| Deductions: | | |
| Other | | - |
| | Total deductions | - |
| SIPC net operating revenues | | 1,517,620 |
| General assessment - .0015 | | $ 2,276 |
| Payments made | | |
| July 5, 2017 | | $ 1,249 |
| December 26, 2017 | | 1,027 |
| | | $ 2,276 |